

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

<u>Via E-mail</u>
Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation
1658 Cole Boulevard
Building 6 – Suite 210
Lakewood, CO 80401

> **Re:** **Pershing Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed November 13, 2013**
> **File No. 333-192317**

Dear Mr. Alfers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 45</u>

1. Please confirm whether any of the selling stockholders are broker-dealers or are affiliates of broker-dealers and make corresponding revisions to this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

<u>Plan of Distribution, page 50</u>

2. We note that you have not named Barry Honig as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis explaining why this is not necessary. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Exhibit 5.1

3. We note that the opinion is limited to the "Nevada Private Corporations Chapter of the Nevada Revised Statutes, Nev. Rev. Stat. 78." Please have counsel confirm that the above referenced chapter of the Nevada Revised Statutes contains all applicable provisions of Nevada state law necessary for counsel to opine upon the legality of the securities being registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Deborah J. Friedman
       Davis Graham & Stubbs LLP